UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On May 14, 2026, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) with Reemag LLC (“Reemag”) and the assignee of the Company’s membership interest in Reemag (the “Assignee”). Pursuant to the Assignment and Assumption Agreement, the Company has agreed to sell, transfer, and assign to the Assignee (i) its full 13.09% LLC membership interest in Reemag, (ii) certain future rights and obligations of the Company to acquire additional membership interests in Reemag under that certain Subscription Agreement between the Company and Reemag dated as of November 26, 2025, as amended by that certain First Amendment to Subscription Agreement dated as of March 26, 2026 (as so amended, the “Amended Subscription Agreement”), and (3) all other rights and obligations of the Company under the Amended Subscription Agreement, in consideration for a cash payment to the Company of $3,000,000.

The foregoing summary of the Assignment and Assumption Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Form of Assignment and Assumption Agreement, attached as Exhibit 10.1 to this Report on Form 6-K, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Assignment And Assumption Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: May 18, 2026	By:	/s/ Paul Mann
	Name:	Paul Mann
	Title:	Executive Chairman

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